August 20, 2019

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:         Mr. Donald Field

Re:	Acceleration Request of MediciNova, Inc.
Registration Statement on Form S-3, filed August 9, 2019
(File No. 333-233201)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, MediciNova, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission accelerate the effectiveness of the above-referenced Registration Statement, to 4:00 p.m., Eastern Time, on Thursday, August 22, 2019, or as soon thereafter as practicable.

Thank you for your assistance. If you should have any questions, please contact Kirt Shuldberg of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, counsel to the Registrant, at (858) 436-8060.

Very truly yours,

MediciNova, Inc.

/s/ Yuichi Iwaki, M.D., Ph.D.
Yuichi Iwaki, M.D., Ph.D.
President and Chief Executive Officer